Filed Pursuant to Rule 433

Registration No. 333-277309

IDEX Corporation

Pricing Term Sheet

$500,000,000 4.950% Senior Notes due 2029

August 7, 2024

This pricing term sheet supplements, and should be read in conjunction with, IDEX Corporation’s preliminary prospectus supplement dated August 7, 2024 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated February 23, 2024 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	IDEX Corporation (the “Company”)

Security Description:	4.950% Senior Notes due 2029 (the “Notes”)

Aggregate Principal Amount:	$500 million

Trade Date:	August 7, 2024

Settlement Date*:	T+10; August 21, 2024

Maturity Date:	September 1, 2029

Expected Ratings**:	Baa2 (Moody’s) / BBB (S&P) / BBB+ (Fitch)

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2025

Coupon (Interest Rate):	4.950%

Public Offering Price:	99.941% of the principal amount

Yield to Maturity:	4.963%

Benchmark Treasury:	UST 4.000% due July 31, 2029

Benchmark Treasury Price / Yield:	100-31 1⁄4 ; 3.783%

Spread to Benchmark Treasury:	+118 bps

Optional Redemption:	Make-Whole Call: At any time prior to August 1, 2029 at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points Par Call: On or after August 1, 2029 at 100%

CUSIP / ISIN:	45167R AJ3 / US45167RAJ32

Use of Proceeds:

We estimate that the net proceeds from this offering will be approximately $496.7 million, after deducting underwriting discounts and commissions, but before deducting our estimated offering expenses.

We intend to use the net proceeds from this offering, together with available revolving credit facility borrowings and cash on hand, to (i) fund the cash consideration payable by us for the Mott Acquisition and (ii) pay fees and expenses in respect of the foregoing.

Special Mandatory Redemption:	If (i) the Mott Acquisition (as defined in the Preliminary Prospectus Supplement) is not consummated on or before the Special Mandatory Redemption End Date (as defined in the Preliminary Prospectus Supplement), (ii) prior to the Special Mandatory Redemption End Date, the Mott Acquisition Agreement (as defined in the Preliminary Prospectus Supplement) is terminated according to its terms without the closing of the Mott Acquisition or (iii) the Company otherwise notifies the trustee in writing under the indenture that it will not pursue the consummation of the Mott Acquisition, the Company will be required to redeem the Notes at a special mandatory redemption price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date (as defined in the Preliminary Prospectus Supplement).

Change of Control Triggering Event:	If a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) occurs, the Company will be required, subject to certain exceptions, to offer to repurchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the applicable Change of Control Payment Date (as defined in the Preliminary Prospectus Supplement). The provisions of the Notes that may require us to offer to purchase the Notes upon the occurrence of a Change of Control Triggering Event, and what constitutes a Change of Control Triggering Event with respect to the Notes, are subject to important exceptions and limitations and you should carefully review the information appearing under the headings “Risk Factors” and “Description of the Notes—Change of Control Offer” in the Preliminary Prospectus Supplement for additional information.

Joint Book-Running Managers:	Wells Fargo Securities, LLC
BofA Securities, Inc.
J.P. Morgan Securities LLC PNC Capital Markets LLC

Senior Co-Managers:	HSBC Securities (USA) Inc. Mizuho Securities USA LLC Loop Capital Markets LLC

Co-Managers:	Commerz Markets LLC Siebert Williams Shank & Co., LLC

*

Note: It is expected that delivery of the Notes will be made against payment therefor on or about August 21, 2024, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is more than one business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at +1 (800) 645-3751, BofA Securities, Inc. toll-free at +1 (800) 294-1322 or J.P. Morgan Securities LLC collect at +1 (212) 834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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